Filed by: Trump Media & Technology Group Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Trump Media & Technology Group

(Commission File No. 001-40779)

Trump Media and Technology Group

Second Quarter 2026 Earnings Call

August 10, 2026

Presenters

Scott Glabe, General Counsel

Kevin McGurn, Interim Chief Executive Officer

Phillip Juhan, Chief Financial Officer

Jamie Kirchen, Investor Relations

Operator

Thank you for standing by. My name is John, and I will be your conference operator today. At this time, I would like to welcome everyone to the Trump Media & Technology Group's earnings conference call for the second quarter 2026. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be no live question and answer session, though management will be addressing pre-submitted questions.

I would now like to turn the call over to Scott Glabe, General Counsel. Thank you, sir. Please go ahead.

Scott Glabe

Thank you. Good afternoon, and welcome to Trump Media & Technology Group's inaugural earnings call, in which we will cover the period ending June 30th, 2026. We appreciate everyone joining today. Before we begin, I'd like to remind everyone that certain statements made during today’s call constitute forward-looking statements within the meaning of the federal securities laws. These statements are based on management's current expectations and are subject to risks and uncertainties that could cause actual results to differ materially.

Please refer to our SEC filings for a discussion of these risk factors. Additionally, certain statements may include non-GAAP financial measures. These non-GAAP financial measures should be viewed in addition to, and not as a substitute for, our reported results prepared in accordance with US GAAP. All non-GAAP financial measures referenced in today’s call are reconciled in our earnings release to the most directly comparable GAAP measure.

Joining me today are Kevin McGurn, our Interim Chief Executive Officer, and Phillip Juhan, TMTG’s Chief Financial Officer. As previously announced, we have collected several frequently asked questions from shareholders and investors in advance of today’s call. We will address many of the themes from those questions during our prepared remarks, after which we will address several questions directly.

With that, I’ll turn the call over to Kevin.

Kevin McGurn

Thanks so much, Scott, and good afternoon, everyone. We appreciate you joining us today, and I want to thank our shareholder base for their continued support and confidence in this company. Many of you have told us that you’d like to hear from us more often and in more depth. We hear you. Starting with this call, you should expect an evolving approach on how we communicate as a company, more regular updates, more context around our strategy, and more openness about where things stand.

There’s a spirit behind today’s call, and we intend to keep it up. You’ll also have seen a couple of announcements that we made last week involving our Crypto.com partnerships. I’ll walk through the thinking behind both in a few minutes, because they’re a good example of exactly the kind of capital discipline you should expect from us and this team going forward.

Today, Phil and I would like to cover four things before taking your questions. First, we will provide an update on our proposed merger with TAE Technologies and why we believe it positions this company for the next decade of our growth. Second, we will discuss our digital asset treasury strategy and capital management approach, then I will hand things over to Phil for a review of this quarter’s results. Third, we will walk through the operational progress across our media and technology businesses, including the continued build-out of Truth+ and Truth Social, and an early progress on our Truth API product. Fourth, and as I mentioned a moment ago, we want to address how we are evolving our approach to investor communications on a go-forward basis.

So let me begin with an update on our proposed merger with TAE Technologies. We continue to make meaningful progress toward the completion of this transaction. Our teams are actively working through the merger process, including completion of TAE’s audited financial statements and preparation for the required filings. I know timing is on everyone’s mind. While we are not in a position to commit to a specific date today, given the nature of the regulatory process, I can tell you that we are encouraged by the progress being made and remain committed to keeping shareholders informed as we reach meaningful milestones.

I also want to take a minute to explain why we believe this transaction matters as much as it does, because it is easy to lose that thread on a day-to-day basis. Over the past several years, we have built our media platform around a simple idea, this company should be un-cancellable. We should fully control our media platform around a simple idea, our technology, our own infrastructure, and our own destiny.

We believe the same principle extends to energy. As the world demands for computer power, AI infrastructure, and data centers increases exponentially over the next decade and beyond, energy security becomes a strategic asset in its own right. We see a combination with TAE and its pioneering work in advanced fusion energy as a long-term bet on that need and a natural extension of the same philosophy that has guided our media and technology strategy, build durable, resilient infrastructure that is independent and on any single party’s goodwill.

There is another point I would like to drive home. This transaction offers more than just energy security for our business; it offers a rare chance to play a key role in securing America’s energy independence. The race for AI dominance is playing out between the US and China, and continued progress takes enormous amounts of energy. If we can help TAE realize the tremendous advancements they have made in fusion energy, we believe fusion can turbocharge America’s energy revolution and deliver our country a significant edge in the AI race.

I hope this sheds some light on the strategic rationale for why we've prioritized this transaction so highly and why we continue to believe it is the single most important driver of long-term value for this company. And as we have said previously, we continue to target closing this transaction by the end of 2026, subject to the customary regulatory and closing conditions. We were drawn to TAE at a time that we saw was a particularly advantageous moment for the fusion sector.

The commercial timeline for fusion energy has been moving up, and valuations across this space have started to reflect that. The next step in this process is the filing of an initial draft registration statement Form S-4. I encourage shareholders to watch for that filing as a concrete, visible sign of progress towards closing.

Looking further out, we view the combined business as a conglomerate, with fusion energy representing both our largest weighting and our most significant long-term capital opportunity, alongside Bitcoin and media. As each operating unit develops, we will assess both its strategic and standalone monetary value, maintaining flexibility to monetize, separate, or pursue other strategic alternatives where appropriate. Our objective is to allocate capital towards the highest return opportunities while building the financial capacity to advance fusion and maximize long-term shareholder value.

Turning to our capital strategy, before I get into our treasury framework, I want to address two related announcements from last week because I think they’re directly relevant on how we intend to run this company moving forward. First, we mutually agreed with Crypto.com and Yorkville Acquisition Corp. to terminate the previously announced proposed business combination to establish Trump Media CRO Strategy, Inc., along with related digital asset treasury structure.

Separately, we agreed with those same parties not to move forward with a service partnership covering a certain digital asset project. To be clear, that doesn’t affect Yorkville America's America First ETFs, including the Truth Social funds, which continue uninterrupted. Second, we realigned our approach to prediction markets with Crypto.com. Rather than build a direct technical integration on Truth Social, we’re moving into a marketing agreement framework under which Crypto.com's prediction market experience will be marketed to our engaged audience.

I want to outline why we made these decisions. As incoming chief executive, part of my job is to take a fresh look at everything on our plate and ask whether it’s the best use of our capital and our team’s time. In both of these cases, given prevailing market conditions and shifting business and stakeholder priorities, we made the disciplined choice to pivot in order to invest more time and resources in our most important initiatives. That’s the nimble posture we intend to bring to capital allocation moving forward.

We will say no to things or change course as warranted as circumstances evolve. That discipline is exactly what frees up more of our attention and resources for our core priorities, closing our merger with TAE, our treasury framework, and growing our media business. With that context, here’s where our treasury framework stands today.

During the past quarter, we continued to strengthen how we manage our digital asset treasury. Following a period of reduced trading activity during our leadership transition, we’ve resumed a more active, disciplined framework focused on diversification, prudent risk management, active hedging, and responsible yield generation. Our objective is straightforward: preserve our long-term strategic exposure while managing volatility and improving the productivity of our balance sheet.

Now I’ll turn the call over to Phil for a closer look at our capital strategy and this quarter’s results.

Phillip Juhan

Thanks, Kevin. The company reported second quarter revenue of approximately $1.7 million. That is up 92% sequentially from the first quarter of 2026 and 89% year-over-year from the second quarter of 2025. The revenue growth was driven primarily by barter advertising services on Truth Social, subscriptions to the Patriot Package offered as part of our beta launch of Truth+, and management fees earned from our Truth.Fi ETF offerings. We will continue to develop these nascent revenue streams and new initiatives, including Truth API, which we launched on August 1st. Truth API is a business-to-business data feed subscription that provides licensed low-latency access to publicly available posts from certain top Truth Social accounts.

We reported total operating expenses of $165.2 million in the second quarter, down 44% sequentially from the first quarter of '26, but approximately 270% higher year-over-year. Our operating expenses are largely impacted by the price volatility of digital assets. The year-over-year increase was driven almost entirely by the mark to market of our digital assets, mostly Bitcoin, and higher legal expenses related to legacy litigation from our 2024 SPAC merger.

The $116.6 million reported loss on digital assets largely reflects the roughly 13% decline in the price of Bitcoin to approximately $58,800 on June 30th from approximately $67,800 on March 31st. The legacy litigation expenses should moderate significantly in the coming quarters following the July 2026 resolution of the remaining SPAC-related matters. In addition, we reported an investment loss of $71.8 million in the second quarter, primarily unrealized losses on Bitcoin-related securities, down 34% from the first quarter. This reflects a 13% decline in IBIT’s closing share price to $33.29 on June 30th from $38.42 on March 31st.

Note that the year-over-year comparison is not meaningful here, since we were only beginning to build these Bitcoin-related security positions late in the second quarter of last year. As a result, net loss was $238 million for the quarter, down 41% sequentially, though up over tenfold from the prior period for the same reason noted above. Adjusted EBITDA—earnings before interest, taxes, depreciation, and amortization—was a loss of $223.5 million in the second quarter, down 42% sequentially.

As with net loss, this was largely driven by non-cash mark-to-market losses on Bitcoin and related securities, which totaled $190.5 million for the quarter. We reported net cash used in operating activities of $13.7 million for the first half of 2026, compared to net cash used in operating activities of $7.4 million in the prior year period. That modest increase was due in part to management’s decision to pause our digital asset yield strategy as we pivoted to third-party institutional management of our digital treasury.

Going forward, we are more likely to record yield income in Bitcoin rather than fiat dollars, which could reduce operating cash flow relative to recent quarters. Importantly, we ended the second quarter with $1.9 billion in gross financial assets. That is primarily made up of $215 million in cash, $31 million in restricted cash, $209 million in short-term investments, and $1.2 billion in Bitcoin and Bitcoin-related assets. Net of debt, our financial assets were approximately $893 million as of June 30th. This balance sheet strength gives us the flexibility we need to address the nearly $1 billion in outstanding convertible notes as they come due.

As of June 30th, we held approximately 9,477 Bitcoins, plus approximately 2,077 Bitcoins pledged to our BTC yield management program, along with roughly 14.4 million shares of IBIT. In July, we began transitioning IBIT holdings into the BTC yield management program using proceeds from a partial sale to acquire an additional 2,534 Bitcoins, consistent with our shift toward a more diversified third-party institutional approach to managing our digital asset treasury.

With that, I’ll turn it back over to Kevin.

Kevin McGurn

Thanks so much, Phil. As you’ve heard, this quarter reflects a period of transition. While our reported financial results include several items that don’t fully reflect the operational momentum underway across the business, our focus hasn’t changed. We’re executing a long-term strategy designed to build durable shareholder value. One of the most important developments over the past quarter is the continued integration of our media ecosystem.

Truth+ is moving out of beta and into broad commercial availability, supported for the first time by marketing for subscriber acquisition, audience development, and advertising growth. At the same time, Truth Social has entered its next phase of development through an expanded content strategy, also supported by growth marketing initiatives. We’ve introduced vertical video, expanded content acquisition efforts, and begun licensing and developing premium programming designed to increase engagement, broaden our audience, and strengthen monetization opportunities.

What makes these initiatives particularly exciting is that they’re not a standalone product. Truth Social and Truth+ are designed as a unified ecosystem built on our un-cancelable technology. Short-form mobile content serves as an efficient discovery engine, while premium long-form programming encourages deeper engagement and higher lifetime customer value. Both products share a common technology foundation, common audience, and a common data infrastructure. Together, they create a flywheel where content users, advertising, subscriptions, engagement, and data reinforce one another.

Beyond content and subscribers, we’re also expanding the monetization of one of our most valuable strategic assets, our proprietary data and technology platform. Today, our opportunity extends well beyond serving customers directly. It also includes providing enterprise-grade services to institutional and eventually retail customers who depend on timely, reliable information, and scalable technology infrastructure.

To that end, we’re strongly encouraged by the early progress we’ve made with our newest offering, the Truth API product. The product is designed to serve customers such as financial institutions, news and media organizations, and developers of AI and large language model applications. We’re also working through an expansion of the Truth API for retail trading.

Since announcement, we’ve onboarded several customers. That said, we want to set expectations appropriately because we know there’s been a lot of outside speculation about what this platform is worth. Today, we’re in the early innings. To give you a sense of where things stand, we’ve signed more than 10 customer agreements to date, primarily high-frequency trading firms, at rates generally in the range of $60,000-$100,000 a month. We’re also in active conversations with hyperscalers, some of the largest news organizations, and developers of large language models, and we are evaluating opportunities in the prediction market space for data licensing.

We recognize a modest amount of revenue from these agreements today. We believe this can grow into a meaningful, durable contributor, but it is just one piece of a broader media technology strategy that also includes advertising, subscriptions, and our digital asset treasury. Looking ahead, we expect the next phase of the API to include broader third-party distribution. For example, news feeds, financial data terminals, and specialty publications, which we believe will bring more visibility to this business over time.

Alongside this product, we have also launched an initiative to protect our proprietary data from unauthorized scraping and use. We view this as a straightforward extension of our fiduciary duty to shareholders, ensuring the value we have built is monetized appropriately, and we are pleased with our progress. Because there has been intense media coverage surrounding this initiative, I would like to briefly clarify our approach.

Truth API provides a machine-readable feed of publicly available Truth Social posts from the platform’s top accounts in milliseconds. Our customers will get published and publicly available posts fractionally faster. Providing licensed real-time public data through commercial APIs is a well-established business practice across the technology, financial information, and media industries. This is no different. Our API operates pursuant to commercial licensing agreements, and these decisions, like all our operating decisions, are made by the company management and the board.

We believe expanding these offerings reflects prudent stewardship of the intellectual property and technology our shareholders have invested in building and creates additional long-term value. As our business evolves, we expect advertising, subscriptions, enterprise software, data licensing, digital asset management, and future technology offerings to work together as complementary revenue streams supporting long-term growth.

Looking ahead, our priorities remain clear. One, we are working diligently with TAE to complete our merger, which, as I mentioned, we believe is the single most important driver of our long-term shareholder value. Two, we are managing our balance sheet, including our digital asset treasury, with discipline. Three, we are focused on building a global diversified media and technology company that combines a highly engaged social platform, premium streaming content, enterprise technology solutions, and multiple recurring revenue opportunities. Four, you are going to see us show up differently as a public company, more frequent updates, more context, and more direct conversation with our shareholder base, because that is the right thing to do.

The investments we have made this past year have strategically positioned us to enter our next phase of growth with a leaner cost structure, an expanding product portfolio, and a broader strategic foundation than any other point in our history. We remain focused on execution, disciplined capital allocation, innovation, and long-term shareholder value creation, and we appreciate the continued support from our amazing shareholder base, this great team of employees, our customers, and our partners. With that, we will turn it over to the operator to address several of the most frequently submitted questions.

Operator

Thank you. I would now like to turn the call over to Jamie Kirchen, Investor Relations, and Kevin McGurn, Interim CEO, to address the pre-submitted questions.

Jamie Kirchen

Thank you. We will now move to addressing some of the pre-submitted questions that we received. Kevin, with respect to the TAE merger, what specifically is holding up the S-4 filing, and is there a rough date range you can commit to for filing versus closing?

Kevin McGurn

Sure. So TAE is an amazing company that has been around for over 28 years, so they are going through their audits just like any private company looking to go public. We aim to file the S-4 as soon as possible using our second quarter numbers and we will continue aiming for closing by the end of the year, understanding that the SEC process introduces other types of variables.

Jamie Kirchen

Thanks. Can you explain last week’s announcement regarding Crypto.com, including as they pertain to Truth Predict?

Kevin McGurn

Of course. Yeah. We wanted to get focused, and the prediction markets business is already a pretty crowded space with established companies. Our strategic focus is on closing our proposed merger with TAE, continuing to build our media business and grow advertising revenue. We are developing a marketing agreement with Crypto.com that is designed to promote their prediction market solutions to Truth Social users, and this better aligns with our current business opportunities. We also plan to explore similar partnerships with other prediction markets.

Jamie Kirchen

Great. Thanks. Turning to our CFO, Phillip Juhan, to address a couple financial results questions. You cited legacy SPAC litigation expenses moderating after the July resolution. What was the total settlement cost, and is it fully reflected in these numbers, or will there be a residual hit in Q3?

Phillip Juhan

Yeah, sure. What I can say about that is that the outcome of our legal settlements are recorded within our financial statements through June 30th, 2026. The overwhelming majority of legal expenses associated with the now settled litigation have been accrued for through the second quarter of 2026. Now, given the timing of the settlement in July, we can expect some additional legacy expenses in the third quarter.

Jamie Kirchen

Thanks. With nearly $1 billion in convertible notes coming due, what is the specific repayment or refinancing plan, cash refinancing, conversion or asset sales?

Phillip Juhan

Yeah. So we’re continuing to explore multiple options around the convertible notes. But our strong balance sheet as of June 30, 2026, puts us in a position to satisfy these liabilities as they come due.

Jamie Kirchen

And what portion of the $1.9 billion in gross financial assets is actually liquid and deployable versus committed or pledged to the yield program?

Phillip Juhan

Sure. So as of June 30th of 2026, we had over $400 million of cash and short-term investments that were fully liquid and unencumbered. An additional $1.2 billion of Bitcoin and related assets could be a source of funds for future liquidity needs, and so I’ll stop there.

Jamie Kirchen

Thanks. And turning back to Kevin, how does TMTG plan to expand Truth Social’s user base?

Kevin McGurn

Yeah. I mean, we’re focused on growing our media business and our subscriber base for both Truth Social and Truth+. There’s a lot of opportunities that we can take advantage of, including standard acquisition marketing and growth marketing, so we’ll employ everything that we have at our ready.

Jamie Kirchen

Thanks. And regarding Truth API, how does the company respond to criticism that Trump Media is giving some traders in a market an unfair advantage by selling this access?

Kevin McGurn

Sure. Yeah. And I think this one came in from The New York Times, so we appreciate that question. The criticism is misinformed is the first thing I would say. Truth API provides machine-readable feeds of publicly available Truth posts from the platform’s top accounts in milliseconds. Our customers will get published and publicly available posts fractionally faster. Providing licensed real-time public data through commercial APIs is a well-established business practice, which we’re hopeful will deter scraping and other violations of our terms of service. We’re encouraged by the early demand for Truth API, and we look forward to rolling out the product to other sectors, including retail investors.

Jamie Kirchen

And to round things out, what plans are there to ensure Truth Social remains a viable and sustainable platform?

Kevin McGurn

Yeah. I mean, I have been in the media business a long time, and content begets audience, and audience begets advertisers, so I think content is really the first portion of that opportunity, and then you have to be a marketer as well. So we are going to continue to drive marketing on our service and we are really excited about it, and the team has been working really hard.

So this concludes our Q&A for this portion. I will hand it back to the operator.

Operator

Yes. Thank you, and that concludes the Q&A portion, and that also concludes today’s teleconference. Ladies and gentlemen, thank you for your participation. You may disconnect your lines and have a wonderful day.